UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 29, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s 2022 Annual General Meeting
Johannesburg, Tuesday, 29 November 2022. Harmony advises shareholders that, at its electronic annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 25 October 2022, forming part of the Company’s 2022 report to shareholders and integrated annual report.

There were 618,071,972 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
1. Election of a new director – Bongani Nqwababa	99,50%	0,50%	532 153 674	86,10%	0,22%
2. Election of a new director – Martin Prinsloo	99,80%	0,20%	532 160 248	86,10%	0,21%
3. Re-election of director – Given Sibiya	99,71%	0,29%	532 155 312	86,10%	0,22%
4. Re-election of director – Mavuso Msimang	97,74%	2,26%	532 153 793	86,10%	0,22%
5. Re-election of audit and risk committee member – John Wetton	98,65%	1,35%	532 166 942	86,10%	0,21%
6. Re-election of audit and risk committee member – Karabo Nondumo	98,85%	1,15%	532 154 567	86,10%	0,22%
7. Re-election of audit and risk committee member – Given Sibiya	99,71%	0,29%	532 157 315	86,10%	0,21%
8. Election of audit and risk committee member – Bongani Nqwababa	99,46%	0,54%	532 125 253	86,09%	0,22%
9. Election of audit and risk committee member – Martin Prinsloo	99,73%	0,27%	532 553 910	86,16%	0,15%
10. Re-appointment of external auditors - PricewaterhouseCoopers Inc.	97,89%	2,11%	533 288 747	86,28%	0,03%
11. Appointment of external auditors – Ernst & Young Inc.	98,78%	1,22%	533 277 316	86,28%	0,03%
12. Approval of the remuneration policy	97,69%	2,31%	532 141 874	86,10%	0,22%
13. Approval of the implementation report	98,10%	1,90%	532 142 497	86,10%	0,22%
14. General authority to issue shares for cash	94,09%	5,91%	533 055 314	86,24%	0,07%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Special resolution
1. Pre-approval of non-executive directors’ remuneration	87,15%	12,85%	532 152 500	86,10%	0,22%

Shareholders are reminded that Mr Andre Wilkens and Mr Joaquim Chissano, who retired by rotation this year, although eligible, did not seek re-election to the board. This is effective as of the conclusion of the 2022 annual general meeting.

“Mr Wilkens and Mr Chissano have contributed immensely to the growth and success of Harmony. On behalf of the board I would like to thank them for their contribution over many years”, said Dr Patrice Motsepe, chairman of the board.

ends.
For more details, contact:
Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120
Johannesburg, South Africa
29 November 2022
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 29, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director